90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3995

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

October 18, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Re:	Mustang Bio, Inc. Amendment No. 2 to Registration Statement on Form 10-12G Filed October 7, 2016 File No. 000-55668

Dear Ms. Hayes:

At the request and on behalf of our client, Mustang Bio, Inc., a Delaware corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on October 13, 2016, relating to the Company’s Amendment No. 2 to the Form 10-12G, filed on October 7, 2016 (the “Form 10”). Amendment No. 3 to the Form 10-12G (the “Amendment”) is being filed concurrently with this letter to respond to the comments. These responses have been prepared by the Company with our assistance.

Item 5. Directors and Executive Officers, page 42

Comment:

1.	We note your response to our prior comment four and reissue in part. Please state whether each corporation or organization listed in the biographies of your directors and executive officers is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e) of Regulation S-K.

Response:

We have revised our disclosure on page 42 to reflect whether each corporation or organization listed in the biographies of our directors and executive officers is an affiliate of the registrant.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

October 18, 2016

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath

Mark F. McElreath